Exhibit 1

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD G FUND, L.P.

Purchase of Common Stock	167,000	4.2000	01/13/2025
Purchase of Common Stock	200,000	4.3030	01/15/2025
Purchase of Common Stock	50,000	4.3310	02/03/2025
Sale of Common Stock	(300,000)	4.9610	02/19/2025